UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 333-256665

MOXIAN (BVI) INC

Room 1202, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

As previously reported, on June 6, 2023, the Registrant received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Registrant that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Registrant was provided 180 calendar days, or until December 4, 2023, to regain compliance with the Minimum Bid Price Rule.

Since then, Nasdaq has determined that for 10 consecutive business days, from July 31 through August 11, 2023, the closing bid price of the Registrant’s ordinary shares has been at $1.00 per share or greater. On August 14, 2023, Nasdaq notified the Registrant that the Registrant has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

On August 15, 2023, the Registrant issued a press release titled “Moxian Regains Compliance with NASDAQ Minimum Bid Price Requirement.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOXIAN (BVI) INC

Date: August 15, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer